UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56679

TREASURE HOLDCO, INC.

(succeeded by merger by TREASURE MERGER SUB II, LLC)

(Exact name of registrant as specified in its charter)

101 Oakley Street,

Evansville, Indiana, 47710

(812) 424-2904

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $0.01 par value per share: None*

*There are no shares of common stock of Treasure Holdco, Inc. outstanding as of the date of this filing. All of the limited liability company interests of Treasure Merger Sub II, LLC, the successor by merger to Treasure Holdco, Inc., are held by Magnera Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Treasure Merger Sub II, LLC, as successor in interest to the Registrant by merger, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2024	TREASURE MERGER SUB II, LLC (as successor in interest to Treasure Holdco, Inc.). By: MAGNERA CORPORATION, its sole member and manager

	By:	/s/ Jill L. Urey
Jill L. Urey
General Counsel of Magnera Corporation and authorized delegate